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                                                                    NEWS RELEASE

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                    BREAKTHROUGH IN POWER-CONTROL TECHNOLOGY
         Profound Implications for Batteries and Household Appliances


TORONTO, April 24, 2000 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) announced today that it has identified a revolutionary physical concept that can extend the output of batteries by as much as 40% and allow batteries to be recharged in minutes rather than hours. It can also cut the electricity use by many appliances by as much as 50%.

This breakthrough is a result of collaborative research between Fantom and Omachron Technologies, Inc. The technology transfers energy between devices in the form of a specially-tuned electronic signal, called a "pulse train," that is neither alternating nor direct current. The pulse train can be delivered by means of a uniquely programmed circuit board. Several patent applications have been filed covering the scientific principles of the technology. It is applicable to, but not limited to use in:

     . Discharging batteries by optimizing the conversion of chemical to electrical energy, thereby increasing their capacity.
     . Charging batteries by minimizing the heat produced and maximizing their total capacity, while minimizing the total energy used to charge the batteries.
     . Accurately determining the remaining capacity of batteries, something that is problematic with many of the most modern batteries.
     . Improving the overall electromechanical efficiency of a system in which electric motors drive fluids or mechanical systems, such as in refrigerators, freezers, air conditioners and vacuum cleaners.

"We anticipate that this technology will allow many cord-free products to finally deliver on the promise of performance equivalent to traditional plug-ins," commented Allan Millman, Fantom Technologies' President & CEO. "It's a leap forward we will first apply to a new line of floor-care products we plan to launch in late fall 2000."
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Fantom has acquired exclusive rights to the power-control technology for a wide range of consumer products, and plans to offer licenses to allow the technology to be used by other companies.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Over the past five years, Fantom has changed the face of the vacuum-cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, sixty-nine utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

Microbiological Water Purifier to be Available Soon

There's good news for consumers concerned about the quality of their drinking water. The first product resulting from the collaborative R & D efforts between Fantom and Omachron - the CALYPSO(TM) Microbiological Water Purifier - is on-track for introduction this summer. This innovative, counter-top appliance utilizes activated oxygen, known as ozone, to kill micro-organisms. This same process is used in more than 3,000 state-of-the-art municipal water-treatment systems around the world. The CALYPSO(TM) product is receiving accolades from both retailers and industry professionals.

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For more information about Fantom Technologies, visit the Company's web site at
www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "anticipate", "plan" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

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For more information, please contact:

Allan Millman
President & CEO
416-622-9740 Ext. 232

Steve Doorey
Vice President, CFO
905-734-7476 Ext. 281

Jacqui d'Eon
JAd'E Communications
905-521-8891




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